UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CUI Global, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126576206

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 126576206

1	NAME OF REPORTING PERSON GROW Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,389,300
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,389,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No.: 126576206

1	NAME OF REPORTING PERSON Carl M. Wiese I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,389,300
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,389,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 126576206

1	NAME OF REPORTING PERSON GROW Small Cap Equity Long/Short, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,389,300
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,389,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,389,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 126576206

ITEM 1(a).	NAME OF ISSUER:
CUI Global, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
20050 SW 112 Ave Tualatin, Oregon 97062 US
ITEM 2(a).	NAME OF PERSON FILING:
GROW Partners, LLC Carl M. Wiese GROW Small Cap Equity Long/Short, LP
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
600 West Broadway, Suite 930 San Diego, CA, 92110
ITEM 2(c).	CITIZENSHIP:
GROW Partners, LLC - Delaware Carl M. Wiese - USA GROW Small Cap Equity Long/Short, LP - Delaware
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock
ITEM 2(e).	CUSIP NUMBER:
126576206
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
GROW Partners, LLC (SEC file number 802-77252) is an exempt reporting advisor
ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
1,389,300
	(b)	Percent of class:
6.8%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:
GROW Partners, LLC - 1,389,300 Carl M. Wiese - 1,389,300 GROW Small Cap Equity Long/Short, LP - 1,389,300
(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:
GROW Partners, LLC - 1,389,300 Carl M. Wiese - 1,389,300 GROW Small Cap Equity Long/Short, LP - 1,389,300
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
GROW Partners, LLC is the investment adviser and general partner of GROW Small Cap Equity Long/Short L.P. which has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of these securities. Mr. Wiese is the manager of GROW Partners, LLC. The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each Filer also disclaims beneficial ownership of these securities except to the extent of that person's pecuniary interest therein.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 25, 2014

Date
GROW Partners, LLC
/s/ Athur Greg Gleeson

Signature
Arthur Greg Gleeson, Chief Compliance Officer

Name/Title

January 25, 2014

Date
Carl M. Wiese
/s/ Carl M. Wiese

Signature
,

Name/Title

Date
GROW Small Cap Equity Long/Short, LP
/s/ GROW Partners, LLC, General Partner

Signature
Arthur Greg Gleeson, Chief Compliance Officer

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 126576206
EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G
The undersigned agree to file jointly with the Securities and Exchange Commission (the SEC) any and all statements on Schedule 13D or Schedule 13G and reports on Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or section 16(a) of the Act in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint GROW Partners, LLC, a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Act in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.
Dated: January 26, 2014

GROW Partners, LLC
By: s/ Arthur Greg Gleeson
Arthur Greg Gleeson
Chief Compliance Officer

GROW Small Cap Equity Long/Short L.P.
By: GROW Partners, LLC
General Partner
By: s/ Arthur Greg Gleeson
Arthur Greg Gleeson
Chief Compliance Officer

S/ Carl M. Wiese
Carl M. Wiese